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Clearwater, Florida 33762

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U.S. Securities and Exchange Commission	August 30, 2006

Washington, DC 20549-7010

Att: Mail Stop 7010

Re:	BlastGard International, Inc.
Registration Statement on Form SB-2
Filed July 17, 2006
File No. 333-135815

Gentlemen:

The following is in response to your letter of comments dated August 30, 2006. The numbers beside each response correspond to the numbers in your comment letter. The purpose of this letter is to advise you on how we intend to respond in the next amendment to your comments.

1. We have amended the first paragraph under Selling Security Holders to read as follows: (Please note the only changes that we made are underlined.)

The following table provides certain information with respect to the selling security holders’ beneficial ownership of our common stock as of August 15, 2006, and as adjusted to give effect to the sale of all of the shares offered hereby. To the best of our knowledge, none of the selling security holders currently is an affiliate of ours, and none of them has had a material relationship with us during the past three years, except that Joel Gold is a director of our company and Steven gold is his son. See “Plan of Distribution.” The selling security holders possess sole voting and investment power with respect to the securities shown. The selling security holders who are each a broker/dealer or affiliated with a broker/dealer and are each an underwriter, include the following: (i) Steven Gold is the son of Joel Gold, who is affiliated with Andrew Garrett, Inc., a broker/dealer; and (ii) Source Capital Group is a broker/dealer; and William F. Butler, W. Todd Coffin and Gary Sacks are registered representatives of Source Capital Group. Each of Steven Gold, Source Capital, W. Todd Coffin, William F. Butler and Gary Sacks purchased his registered shares in the ordinary course of his or its business and at the time of his or its purchase, he or it had no agreements or understandings, directly or indirectly, with any person to distribute his or its registered shares. Whether a shareholder beneficially owns a security is determined by Rule 13d-3(a) of the Exchange Act. Rule 13d-3(a) provides that a beneficial owner includes: “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i).Voting power which includes the power to vote, or to direct the voting of, such security; and/or, (ii) Investment power which includes the power to dispose, or to direct the disposition of, such security.” Lastly, Rule 13d-3(a) provides that a “person shall be deemed to be the beneficial owner of a security… if that person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a)…within sixty days, including but not limited to any right to acquire…through the conversion of a security ….”

We have amended the Plan of Distribution and underscored the changes and it now reads as follows:

Each Selling Security Holder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Security Holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders who are each a broker/dealer or affiliated with a broker/dealer and are each an underwriter, include the following: (i) Steven Gold is the son of Joel Gold, who is affiliated with Andrew Garrett, Inc., a broker/dealer; and (ii) Source Capital Group is a broker/dealer; and William F.

Butler, W. Todd Coffin and Gary Sacks are registered representatives of Source Capital Group. Each of Steven Gold, Source Capital, W. Todd Coffin, William F. Butler and Gary Sacks purchased his registered shares in the ordinary course of his or its business and at the time of his or its purchase, he or it had no agreements or understandings, directly or indirectly, with any person to distribute his or its registered shares.

All other selling security holders not named in the preceding paragraph and any broker-dealers or agents that are involved in selling the shares on behalf of all selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Security Holder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because certain selling security holders identified above are underwriters and other selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

2. and 3. We have revised the third paragraph of our legal opinion to read as follows:

Based upon the foregoing and in reliance thereon, we are of the opinion that the 100,000 shares of common stock held by certain selling security holders are legally issued, fully paid and non-assessable and the 3,497,333 shares of common stock issuable upon exercise of the warrants, and the 2,329,336 shares issuable upon conversion of the notes will be duly authorized, legally issued, fully paid and non-assessable.

We would appreciate it if you would communicate to our counsel, Steven Morse, Esq. (516) 487-1446 any comments or issues you have regarding our intended response to your comments. We understand that Mr. Morse will be out of the office Thursday and Friday of this week.

Very truly yours,

BLASTGARD INTERNATIONAL, INC.

By:	/s/ Michael J. Gordon
Chief Financial Officer
and Principal Accounting Officer

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